

June 11, 2020

Myron Holubiak
Chief Executive Officer
Citius Pharmaceuticals, Inc.
11 Commerce Drive, First Floor
Cranford, NJ 07016

> **Re: Citius Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 5, 2020**
> **File No. 333-238975**

Dear Mr. Holubiak:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Fischer at 202-551-3415 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alexander Donaldson, Esq.